

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2015

Via E-mail
Mr. Andy Z. Fan
Chief Executive Officer
Sichuan Leaders Petrochemical Company
15500 Roosevelt Blvd., Suite 305
Clearwater, FL 33760

      Re: **Sichuan Leaders Petrochemical Company**
                 Form 10-K for the Fiscal Year Ended December 31, 2014
                 Filed March 20, 2015
                 Form 10-Q for the Fiscal Quarter Ended March 31, 2015
                 Filed April 28, 2015
                 File No. 0-54820

Dear Mr. Fan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Certifications

1.   We note that:

- In paragraph 4d of Exhibit 31 you refer to "the period covered by this annual report…" Please revise this to say, "the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)" as provided by Item 601(b)(31) of Regulation S-K; and

- Both Section 302 and 906 certifications are dated April 28, 2014.

In this regard, please revise the applicable certifications, as appropriate, and file a full amendment of your Form 10-Q. We remind you to include currently dated certifications that refer to the amended Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Lisa Etheredge at (202) 551-3424 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief